Tabula Rasa HealthCare, Inc.

228 Strawbridge Drive, Suite 100

Moorestown, New Jersey 08057

September 26, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:                    Barbara C. Jacobs, Assistant Director

Re:                             Tabula Rasa HealthCare, Inc.

Registration Statement on Form S-1 (No. 333-208857)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Tabula Rasa HealthCare, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above referenced Registration Statement on Form S-1 so that it will be declared effective on Wednesday, September 28, 2016, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff.  The Company hereby authorizes James W. McKenzie, Jr. or Kevin S. Shmelzer, counsel to the Company, to make such request on its behalf.  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement.  Once the Registration Statement is effective, please orally confirm the event with our counsel, Morgan, Lewis & Bockius LLP by calling Mr. McKenzie at (215) 963-5134 or Mr. Shmelzer at (215) 963-5716.

In connection therewith, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TABULA RASA HEALTHCARE, INC.

By:	/s/ Calvin H. Knowlton
Name:	Calvin H. Knowlton
Title:	Chief Executive Officer

cc:                                James W. McKenzie, Jr. (Morgan, Lewis & Bockius LLP)

Jeffrey P. Bodle (Morgan, Lewis & Bockius LLP)

Kevin S. Shmelzer (Morgan, Lewis & Bockius LLP)

Charles S. Kim (Cooley LLP)

Brent S. Siler (Cooley LLP)

Divakar Gupta (Cooley LLP)